Heineken International

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange
Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America



date
25 November 2004

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publication of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

dlw 1/12

Amsterdam, 8 November 2004

Please visit: EnjoyHeinekenResponsibly.com

Heineken to introduce responsibility message on labels and website

Heineken N.V. announced today that Heineken will start including a message on all Heineken brand bottles and cans worldwide which will invite consumers to visit a newly developed Heineken responsible consumption website.

The combination of label and website is unique and one of many initiatives on promoting responsible alcohol consumption developed by Heineken during the past few years. The separate website reminds and educates consumers about the effects of consuming alcohol, drinking patterns and consumption guidelines. It includes useful links to other relevant websites and questions to test yourself.

Thony Ruys, chairman of the Executive Board, commented: "We appreciate that the vast majority of our consumers enjoy our products in a responsible way and that the enjoyment of our products fits in a positive lifestyle. Whilst consumers are responsible for their own drinking behaviour, we are nonetheless committed to help remind and inform consumers about responsible drinking and the dangers of alcohol abuse."

The back label of Heineken bottles and cans will contain the message 'Please visit EnjoyHeinekenResponsibly.com'. The message is designed both to make a clear statement to enjoy Heineken responsibly and to invite consumers to visit Heineken's responsible consumption website.

"Heineken has always promoted responsible consumption of beer and alcohol in general. This initiative represents the next generation of responsibility messages and underpins Heineken's commitment to corporate sustainability", stated Thony Ruys.

The information on the back label in combination with the website is now live in the United States and will be rolled out to other countries in the world where Heineken is sold.

Please visit: EnjoyHeinekenResponsibly.com

Press information:
Gijsbert J. Siertsema
Tel: +31 20 52 39 378
e-mail: press@heineken.com

Investors and analysts information:
Jan van de Merbel
Tel: +31 20 52 39 590
e-mail: investors@heineken.com

Amsterdam, 16 November 2004

Heineken joint venture acquires Brewery Hoepfner in Germany

Heineken N.V. announced today that Brau Holding International AG, the joint-venture between Heineken (49.9%) and Schörghuber Corporate Group (50.1%), has come to an agreement to acquire 100% of the shares of Brewery Hoepfner. The transaction is subject to regulatory approval.

Commenting on the deal, Jean Francois van Boxmeer, member of the Executive Board of Heineken N.V. said: "Brewery Hoepfner together with the recent acquisition of the Fürstlich Fürstenbergische Brewery strengthens BHI's position in the key Baden Wurttemberg region in Southern Germany."

As agreed by both parties the acquisition price will not be published. The deal will be partly financed by debt and partly from available cash resources.

Hoepfner is a well-known, traditional beer brand in south-west Germany, with a particularly strong position in the Baden region and is also exported into France. The brewery, located in Karlsruhe, had a sales volume of 200,000 hectolitres in 2003 and employs 86 people.

Editorial information:
Heineken has the widest global presence of all the international brewing groups, operating in over 170 countries. In 2003 Heineken brewed a total of 109 million hectolitres of beer at over 115 breweries in more than 65 countries. Net turnover amounted to EUR 9.2 billion and net profit to EUR 798 million. Heineken employs 60,000 people. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. For further information regarding Heineken N.V.: www.heinekeninternational.com.

For 50 years, the Schörghuber Corporate Group has been involved in the business divisions hotel, aircraft leasing, beverages, real estate and construction with great success. Numerous companies with approximately 5000 employees are part of this corporate group, whose field of activities has been expanding onto international terrain since the 1980's. The Brau Holding International AG is the main holding for the beverage business division and is one of Germany's leading beverage enterprises. Its holdings include Munich's traditional brewery group, "Paulaner Brauerei Gruppe", the Kulmbacher Group and Karlsberg.. In the beer sector alone, the company is represented by such well-known brands as Paulaner, Hacker-Pschorr, Thurn und Taxis, Auerbräu, Kulmbacher, EKU, Mönchshof, Kapuziner, Sternquell,Braustolz, Karlsberg and Königsbacher. For further information visit www.schoerghuber-unternehmensgruppe.de

Heineken N.V.
Press enquiries:
Femke Risch
Telephone: +31 20 5239 355
press@Heineken.com

Investor and analyst enquiries:
Jan van de Merbel
Telephone: +31 20 5239 590
investors@Heineken.com

Schörghuber Unternehmensgruppe
Press enquiries:
Holger Lösch
Telephone: +49 89 923 8572